SEC FILE NUMBER 333-124394

CUSIP NUMBER 853019 AA 5 U8600T AA 8

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☑ Form 10-K

☐ Form 20-F

☐ Form 11-K

☐ Form 10-Q

☐ Form N-SAR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Standard Aero Holdings, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
500-1780 Wellington Avenue, Winnipeg, Manitoba, Canada R3H 1B3
Address of Principal Executive Office
Part II — Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
Part III — Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Standard Aero Holdings, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) because it has been unable to complete the financial statements required to be included therein for the following reasons:
•	The Company is in the process of evaluating the effect of an error relating to the proper purchase accounting treatment at the time of its acquisition in August 2004 under Statement of Financial Accounting Standards No. 141, “Business Combinations” with respect to a loss-making contract with a foreign military that commenced in July 2003 and that terminates in July 2006. This error impacts the financial statements for the year ended December 31, 2004 and each of the quarters during 2005.

•	The Company is in the process of evaluating the effect and proper accounting treatment of an error in the Company’s general ledger affecting reported accounts receivable. This error impacts the financial statements for the year ended December 31, 2004 and the first and fourth quarters of 2005.

•	The Company has not finalized its calculation of an impairment of its goodwill and certain intangible assets. That impairment is related to a dispute regarding one of the Company’s material contracts. A discussion of the impairment analysis and estimates of the resulting impairment is included in the Company’s Current Report on Form 8-K filed with the Commission on the date hereof. This impairment will affect the financial statements for the fourth quarter of 2005.
While the Company may determine that a restatement of the Company’s financial statements is required and that the errors described above resulted from deficiencies in the Company’s control procedures, it does not believe that there will be any cash effect or result in a failure by the Company to comply with the financial covenants in its senior credit facilities.
Management is working with the Company’s Audit Committee and its independent public registered accounting firm in order to complete the work necessary to finalize the financial statements and related audit and expects to file the Form 10-K on or before April 17, 2006.
Part IV — Other Information
(1)	Name and telephone number of person to contact in regard to this notification

Bradley Bertouille (Name)	(204) 987-7104 (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates that the results of operations for the year ended December 31, 2005 will reflect significant changes compared to the year ended December 31, 2004. These changes are principally due to:
•	The fact that the year ended December 31, 2004 only reflected the Company’s results of operations from the time of its acquisition on August 24, 2004 through the end of the fiscal year. The Company anticipates that this will result in 2005 revenues being between 150% and 200% higher than 2004 revenues.

•	The results of operations for the year ended December 31, 2004 reflect the impact of the application of purchase accounting, which resulted in (among other things) a charge of $21.4 million associated with the required write-up of work in progress and inventories at the time of the acquisition.

•	The results of operations for the year ended December 31, 2005 reflect the impact of between $50 million and $70 million of goodwill and intangible asset impairment charges (described in the Company’s Current Report on Form 8-K filed with the Commission on the date hereof).

•	As indicated above, the Company is in the process of determining whether a restatement is required with respect to other items in its statement of operations. Therefore, the Company cannot at this time make a reasonable estimate of other changes that may occur in the event its financial statements are restated.
Standard Aero Holdings, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006	By:	/s/ BRADLEY BERTOUILLE

Bradley Bertouille
Chief Financial Officer